UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 14, 2022

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 13, 2022, Immatics N.V. held its Annual General Meeting of Shareholders (the “AGM”). A copy of the minutes of the proceedings of the AGM is furnished as Exhibit 99.1 hereto. At the AGM, the shareholders approved each of the voting items on the agenda, including:

•	Adoption of the statutory annual accounts for the financial year ended 31 December 2021

•	Discharge from liability for the members of the Company's board of directors with respect to the performance of their duties during the financial year ended 31 December 2021

•	Reappointment of Mr. P.A. Chambré as non-executive director class II

•	Reappointment of Ms. H.L. Mason as non-executive director class II

•	Appointment of Mrs. N. Valente as non-executive director class II

•	Approval of the Company's 2022 stock option and incentive plan

•	Extension of the authorisation of the Board to acquire ordinary shares or depositary receipts thereof

•	Instruction to PricewaterhouseCoopers Accountants N.V. as auditor for the financial year ending 31 December 2022

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibit 99.1 hereto) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-258351 and 333-240260) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	AGM Minutes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.
Date: June 14, 2022
	By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer